SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2024

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

 Ryanair Holdings plc

Transaction in own shares

Ryanair Holdings plc (the "Company") today announces that on 28th August 2024 it purchased for cancellation a total of 168,525 ordinary shares of nominal value €0.006 each in the capital of the Company ("Ordinary Shares") and 208,185 Ordinary Shares underlying the American Depositary Shares, as further detailed below.

	Per Ordinary Share	Per Ordinary Share underlying American Depositary Shares
Volume weighted average price paid	€15.7603	US$21.84
Highest price paid	€15.83	US$21.95
Lowest price paid	€15.73	US$21.66

These share purchases form part of the Company's existing share buy-back programme, details of which were announced on 27 August 2024 (the "Programme").

As announced on 27 August 2024, all shares purchased by the Company will be cancelled. In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), a schedule of individual trades by J&E Davy on behalf of the Company as part of the Programme is scheduled to this announcement.

Enquiries:

Contact:
Peter Larkin
Ryanair Holdings Plc
Tel: + 353 1 945 1212

Issuer name:		Ryanair Holdings plc
LEI		635400BR2ROC1FVEBQ56
ISIN:		IE00BYTBXV33
Intermediary name:		J&E Davy
Intermediary code:		DAVYIE21
Time zone:		BST
Currency:		EUR

Number of Shares	Gross Price per Share	Currency	Trade Time	Exchange	Trade ID
9150	15.75	EURO	08:43:35	Euronext Dublin	00043033850TRLO0-1
9111	15.8	EURO	09:39:00	Euronext Dublin	00043034299TRLO0-1
8552	15.75	EURO	09:58:53	Euronext Dublin	00043034605TRLO0-1
8555	15.74	EURO	10:52:04	Euronext Dublin	00043034973TRLO0-1
4100	15.73	EURO	11:58:29	Euronext Dublin	00043035297TRLO0-1
4100	15.79	EURO	12:40:56	Euronext Dublin	00043035428TRLO0-1
4111	15.83	EURO	13:37:00	Euronext Dublin	00043035621TRLO0-1
8111	15.8	EURO	14:03:02	Euronext Dublin	00043035713TRLO0-1
12000	15.74	EURO	14:44:59	Euronext Dublin	00043036166TRLO0-1
12800	15.75	EURO	14:49:36	Euronext Dublin	00043036196TRLO0-1
7150	15.79	EURO	14:57:39	Euronext Dublin	00043036286TRLO0-1
14111	15.75	EURO	15:19:43	Euronext Dublin	00043036557TRLO0-1
9610	15.765	EURO	15:31:53	Euronext Dublin	00043036616TRLO0-1
8000	15.75	EURO	15:45:25	Euronext Dublin	00043036728TRLO0-1
18115	15.75	EURO	15:47:39	Euronext Dublin	00043036794TRLO0-1
24449	15.76	EURO	16:00:47	Euronext Dublin	00043036934TRLO0-1
6500	15.75	EURO	16:23:54	Euronext Dublin	00043037166TRLO0-1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:
29 August, 2024

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary